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Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

October 19, 2021

Ms. Christine Westbrook and Ms. Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortress Biotech, Inc. Post-Effective Amendment No. 1 to Form S-3 Filed October 6, 2021 File No. 333-255185

Ms. Westbrook and Ms. Murphy:

At the request and on behalf of our client, Fortress Biotech, Inc., a Delaware corporation (the “Company”), we hereby submit the following response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated October 15, 2021, relating to the Company’s Post-Effective Amendment No. 1 to Form S-3, which was filed on October 6, 2021 (the “Registration Statement”). The response set forth in this letter has been prepared by the Company with our assistance.

Post-Effective Amendment No. 1 to Registration Statement on Form S-3, filed October 6, 2021

General

Comment:

1.	We note that you omitted substantially all of the disclosure required by Part I of Form S-3. Please amend to include all required disclosures required by Party I of Form S-3. Refer to Securities Act Rule 472(b).

Alston & Bird LLP	www.alston.com
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October 19, 2021

Response:

1.	On October 19, 2021, the Company filed Post-Effective Amendment No. 2 to Form S-3 incorporating the information requested by the Staff.

Please let us know if you have any further comments or questions.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath
Partner